Weather II Investments S.à r.l
société à responsabilité limitée
Share capital: EUR 375,337,525.-
Registered office: 12, rue Guillaume Kroll, L-1883 Luxembourg
Grand Duchy of Luxembourg
R.C.S Luxembourg: B 108.440

28 February 2011

BY FAX (+44 207012 9601) & COURIER

Mark Howard QC and Oliver Jones
Brick Court Chambers
7 – 8 Essex Street
London  WC2R 3LD

Dear Sir,

Re: Claim No. 2011 Folio 139: Telenor East Holding II AS v Altimo Holdings et al

We understand that you are representing VimpelCom Ltd at the hearing before the English Commercial Court (the “English Court”) on 25 February 2011 and thereafter of an application by Telenor East Holding II AS for an interim injunction pursuant to s.44(3) of the Arbitration Act 1996 (“the Application”).

We hereby irrevocably authorize you, at your sole discretion, (a) to give an undertaking to the English Court and/or to Telenor East Holding II AS on behalf of Weather II Investments S.à r.l. in connection with the Application in the terms set out below and (b) to disclose this letter to the English Court and/or to the parties to the proceedings. We acknowledge and agree that the giving of such undertaking to the English Court would operate as a submission to the jurisdiction of the English Court for the sole purpose of contempt and enforcement proceedings relating to the undertaking should it be breached (and we do not hereby accept jurisdiction of the English Court or any other court for any other purpose).  For the purposes of any such proceedings, we irrevocably appoint Law Debenture Corporate Services Limited ("the Agent"), now of Fifth Floor, 100 Wood Street, London EC2V 7EX, United Kingdom, provided that:

A.                 service upon the Agent shall be deemed valid service upon us whether or not the process is forwarded to or received by us;

Mark Howard QC & Oliver Jones
28 February 2011

B.                 We shall inform Telenor East Holding II AS, in writing, of any change in the address of the Agent within 28 days of such change;

C.                 if the Agent ceases to be able to act as a process agent or to have an address in England, we irrevocably agree to appoint a new process agent in England reasonably acceptable to Telenor East Holding II AS; and

D.                 the above shall not affect Telenor East Holding II AS’s right to serve process in any other manner permitted by law.

Definitions

1.	“Applicant” means Telenor East Holding II AS.

2.	“Award Issue” means an issue of Shares to the Applicant following a Telenor Election.

3.	“Arbitration” means the arbitration between the Applicant the Respondents pursuant to the Notice of Arbitration dated 28 January 2011.

4.	“First Respondent” means Altimo Holdings & Investments Ltd.

5.	“Rights” means the Applicant’s rights of pre-emption pursuant to s. 5.05 of the SHA.

6.	“Second Respondent” means Altimo Cooperatief U.A.

7.	“SGM” means a special general meeting of the shareholders of the Third Respondent.

Mark Howard QC & Oliver Jones
28 February 2011

8.	“SHA” means the Shareholders Agreement between the Applicant and the Respondents (and others) dated 4 October 2009.

9.	“Shares” means common and preferred shares of the Third Respondent.

10.	“Telenor Award” means an award by the Tribunal that the Applicant is entitled to the Rights in relation to the Transaction.

11.	“Telenor Election” means an election by the Applicant to exercise the Rights following a Telenor Award.

12.	“Third Respondent” means VimpelCom Ltd.

13.	“Transaction” means the Project Varsity transaction.

14.	“Tribunal” means the arbitral tribunal constituted for the Arbitration.

15.	“Weather II” means Weather II Investments S.à r.l.

Undertaking

In the event of a Telenor Award, Weather II undertakes:

(a)	To vote, at any SGM convened by the Third Respondent, in favor of a resolution authorizing an Award Issue, to the extent required to permit compliance of the Third Respondent with the Telenor Award.

Mark Howard QC & Oliver Jones
28 February 2011

(b)	To take any action reasonably necessary as a future shareholder of the Third Respondent to cause or permit such an SGM (as decribed in (a) above) to be convened.

(c)	At the Applicant’s election, to either;

i.
Take such actions as are necessary to ensure that, promptly following the date of the Telenor Award, the Third Respondent pays to the Applicant (in the event of a Telenor Election) a sum equal to the amount of dividends that it would have been entitled to had it held the Shares from the date of the completion of the Transaction.

ii.
To allow the Applicant (in the event of a Telenor Election) to offset against the subscription price for the Shares a sum equal to the amount of dividends the Applicant would have been entitled to had it held the Shares from the date of the completion of the Transaction.

For the avoidance of doubt, undertakings (a), (b) and (c) above would not be applicable or have any force or effect:

(u) if the Applicant’s claim in Arbitration is unsuccessful for any reason, or in the event that the Transaction is terminated for any reason;

(v) with respect to the exercise of any voting or other rights with respect to any Shares not owned by Weather II at the time of the exercise of such vote or right;

Mark Howard QC & Oliver Jones
28 February 2011

(w) if as a result of the granting by the English Court to Telenor of injunctive relief, the SGM currently scheduled for March 17, 2011 to approve the Transaction is postponed, delayed, or prevented from occurring in substantially the manner set forth as described in the information statement with respect to such meeting provided by the Third Respondent to its shareholders and filed with the U.S. Securities and Exchange Commission on February 15, 2011;

(x) if the English Court grants the Applicant’s request to put into place an escrow arrangement covering Shares to be issued in advance of a final decision by the Tribunal with respect to the Arbitration; or

(y) to the extent the Applicant agrees with Weather II that such undertakings shall no longer apply.

We reserve all rights in relation to this matter, including under the Share Sale & Exchange Agreement dated January 17, 2011 and applicable law.

Yours faithfully,

/s/ Ragy Soliman

For and on behalf of Weather II Investments S.à r.l.

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